Exhibit 99.1

NEWS RELEASE

 YAMANA PROVIDES EXPLORATION UPDATE

Toronto, Ontario, January 7, 2010 ─ YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced an exploration update and provided its exploration objectives for 2010.

Highlights from the 2009 exploration program included:

•	New gold mineralized zone, Suruca, discovered at Chapada, traced along strike by at least 500 metres and average thickness of 70 metres. The discovery hole SU-11 returned 81.0 metres of 1.2 g/t Au.
•
New mineralized zone discovered at Fazenda Brasileiro, Lagoa do Gato, traced along strike for 1,200 metres and open in all directions with three separate gold mineralized zones.  Lagoa do Gato exhibits substantially higher grade than the current mineral reserve grade at Fazenda Brasileiro.  Drilling indicated economic grades and widths:

•	FLG-010: 12.4 metres of 3.33 g/t Au
•	FLG-016: 22.0 metres of 3.62 g/t Au
•	FLG-017: 37.0 metres of 2.34 g/t Au
•	FLG-022: 22.0 metres of 5.50 g/t Au
•	FLG-026: 14.8 metres of 7.04 g/t Au
•
New mineralized zone discovered at Jacobina, Lagartixa, which is the displaced northern continuation of the Canavieiras deposit. Lagartixa exhibits substantially higher grade than the current mineral reserve grade at Jacobina. Drilling has tested the gold mineralized reefs for 600 metres of strike length.  The discovery hole LGX-02 returned 3 metres of 6.03 g/t Au.

•	Positive drill results confirmed and extended the Jordino deposit at Pilar. Drill holes have extended the Pilar deposit down dip. Selected deep holes include:
•	JD123:	4.0 metres of 6.67 g/t Au
•	JD125:	0.7 metres of 6.56 g/t Au
•	JD129:	1.0 metres of 16.35 g/t Au
•
New gold mineralized zone, Salamanca, discovered within 10 kilometres of Gualcamayo.  Drilling has delineated mineralization along a strike length of at least 250 metres which is still open along strike. The best results received from latest drilling include:

•	09S-01: 30.0 metres of 1.72 g/t Au
•	09S-03: 52.75 metres of 2.9 g/t Au
•	09S-14: 63.7 metres of 1.1 g/t Au
•	Two new vein deposits, Centenario and Polvorin, discovered at Minera Florida. Both deposits are located near current mine infrastructure. Selected results include:
•	ALH0075: Centenario: 5.15 metres of 11.39 g/t Au, 17 g/t Ag and 2.21% Zn
•	ALH0686: Centenario: 13.65 metres of 9.02 g/t Au, 18 g/t Ag and 0.76% Zn
•	ALH0739: Centenario: 6.72 metres of 11.14 g/t Au, 179 g/t Ag and 1.05% Zn
•	ALH0006: Polvorin: 7.39 metres of 5.50 g/t Au, 9 g/t Ag and 1.66% Zn
•	ALH0674: Polvorin: 2.25 metres of 11.60 g/t Au, 49 g/t Ag and 1.94% Zn
•	ALH0810: Polvorin: 2.05 metres of 12.79 g/t Au, 9 g/t Ag and 1.55% Zn

Yamana’s 2010 exploration budget is expected to be approximately US$75 - $80 million with the goal of increasing mineral reserves and mineral resources.

Main areas of focus in 2010 include:

•	Define size potential of new mineralized zone, Suruca, at Chapada
•	Focus Jacobina exploration towards discovery and extension of higher grades at Canavieiras and new mineralized zones
•	Extend Pilar’s mineral resource
•	Complete resource estimate at Caiamar in Brazil by mid-2010 with further update by end of year
•	Expand the resource at QDD Lower West in Argentina and continue exploration efforts at Salamanca
•	Extend known deposits at El Peñón and upgrade inferred resource
•	Expand footprint of Minera Florida with successful exploration at Chancon-Membrillo

Yamana continues with its near-mine exploration program and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas. The Company is focused on developing its future based on its exploration successes and organic growth.

BRAZIL

Suruca - Chapada, Brazil
Yamana has intersected a new mineralized zone at Suruca, located approximately 6 kilometres northeast of Yamana’s Chapada Mine in central Brazil.

Drilling intersections show two mineralized levels, the upper level has an average thickness of 70 metres and the lower level has an average thickness of approximately 20 metres.  Exploration drilling to date has defined significant mineral intercepts with continuity along a 500 metre strike length.  This mineral trend is wholly within a much larger soil geochemical gold anomaly that extends for over five kilometres on the surface.

Yamana has completed 15 holes totaling 2,866 metres to date.  The significant drill intersections are summarized below.  (See Map A)

HOLE	From (m)	To (m)	Interval (m)	Gold grade (g/t)
SU-04	7.0	24.7	17.7	0.22
	17.1	23.0	5.9	0.35
SU-08	255.5	256.3	0.8	0.42
SU-11	112.0	193.0	81.0	1.20
	147.0	148.0	1.0	48.90
	158.0	159.0	1.0	9.21
	186.0	187.4	1.3	3.98
	190.0	191.0	1.0	3.17
	203.0	231.0	28.0	1.26
	210.0	211.0	1.0	21.30
	225.0	225.6	0.6	5.00
SU-13	7.0	13.0	6.0	1.35
	7.0	8.0	1.0	7.32
	83.6	139.0	55.4	0.44
	84.3	86.0	1.7	6.46
SU-15	52.5	127.2	74.7	0.89
	59.0	60.0	1.0	9.36
	72.0	73.0	1.0	3.05
	76.0	77.0	1.0	3.67
	87.3	88.7	1.3	4.50
	116.3	117.1	0.8	16.40
	140.3	188.0	39.7	0.37
	176.0	177.0	1.0	8.18
	203.0	233.0	30.0	0.54
	218.0	219.0	1.0	9.56
	248.0	268.0	20.0	0.35

These drilling results demonstrate the potential to add ounces from the areas surrounding the mine further extending Chapada’s already long mine life of 17 years.  Chapada has historically shown the ability to increase its mineral reserve base as demonstrated in 2008 when mineral reserves increased a full 50% from the previous year. The Company’s efforts have not only been to increase mineral reserves and resources at Chapada, but to use it as a launching point for a regional exploration program.  Suruca represents real potential and is a result of these efforts. Objectives for Chapada in 2010 include defining a mineral resource in the Suruca target by 2011.

Fazenda Brasileiro, Brazil
At Yamana’s Fazenda Brasileiro mine, the Company continues to outline significant exploration potential. The mine was originally acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves.  Yamana has since been mining at Fazenda Brasileiro for 6 years.  Recently two new areas have been discovered, CLX2 and Lagoa do Gato, which give Yamana high confidence that significant potential remains at Fazenda Brasileiro.  Historical efforts have been to consistently increase the mine life.  Current efforts and recent discoveries are intended to redefine Fazenda Brasileiro with the possibility, relating to CLX2 and Lagoa do Gato, of discovering a new mine.   Yamana’s exploration focus has been the replacement of mineral reserves and resources at Fazenda Brasileiro. The objective in 2010 will continue these efforts, focusing on meaningfully increasing mineral reserves and resources in these new areas.

Lagoa do Gato
Geophysical interpretation suggests that the Weber structure, which hosts Yamana’s Fazenda Brasileiro mine, may continue to the northeast through the Rio Itapicuru Greenstone Belt in a zone called Lagoa do Gato, which is located 4 kilometres northeast from Fazenda Brasileiro. This zone consisted of a series of small open pits mined earlier in the 1980s during Fazenda Brasileiro’s heap leach operation. Deeper exploration drilling beneath those pits has intersected mafic lenses with significant high grade mineralization.

Drilling to date has identified three mineralized levels and has been traced for 1,200 metres, all still open along strike (See Map B). The Lagoa do Gato trend is at least eight kilometres long, defined by a high magnetic signature. A total of 4,000 metres of diamond drilling have been completed to date. The most significant intersections are summarized as follows:

HOLE	From (m)	To (m)	Length (m)	Gold grade (g/t)
FLG-003	123.00	125.05	2.05	0.98
FLG-010	155.60	168.00	12.40	3.33
	157.30	159.00	1.70	8.95
	215.00	227.00	12.00	1.00
FLG-011	118.45	120.00	1.55	1.04
	125.00	129.00	4.00	0.68
	132.00	136.00	4.00	0.88
	138.00	140.00	2.00	0.58
FLG-014	105.00	117.00	12.00	1.22
FLG-015	84.00	87.00	3.00	1.57
FLG-016	77.75	80.35	2.60	2.74
	87.00	109.00	22.00	3.62
	87.00	98.00	11.00	6.48
	104.00	109.00	5.00	1.32
FLG-017	283.00	310.00	27.00	2.34
	283.00	288.00	5.00	3.63
	290.00	307.00	17.00	2.28
FLG-018	76.00	79.00	3.00	1.75
	106.00	108.00	2.00	1.78
FLG-019	53.70	55.55	1.85	0.76
	64.00	67.00	3.00	1.00
	76.00	78.00	2.00	0.93
	97.50	108.00	10.50	1.34
FLG-021	47.00	48.00	1.00	2.00
	93.00	96.00	3.00	0.66
	145.00	153.00	8.00	3.99
	164.00	168.80	4.80	0.64
FLG-022	127.00	149.00	22.00	5.50
	137.35	139.00	1.65	63.82
	169.00	174.00	5.00	0.54
	176.00	181.00	5.00	0.67
	189.00	191.00	2.00	1.44
	203.00	206.00	3.00	6.83
FLG-024	10.00	26.00	10.00	1.47
	30.00	32.00	2.00	1.22
	41.00	42.00	1.00	2.54
FLG-025	119.00	122.00	3.00	1.23
	137.70	138.85	1.00	1.64
FLG-026	105.00	108.00	3.00	3.68
	156.65	171.45	14.80	7.04
	166.00	168.00	2.00	20.52
FLG-027	116.00	124.00	8.00	1.48
	142.00	143.00	1.00	10.25
	150.00	151.00	1.00	5.75
	179.00	182.20	3.20	1.24
	199.00	203.00	4.00	1.03
FLG-028	104.85	114.10	9.25	1.12
	161.00	163.00	2.00	1.20
	170.00	176.00	6.00	1.28
	181.00	185.00	4.00	1.48
FLG-029	107.00	110.45	3.45	0.96
FLG-030	103.60	106.00	2.40	2.05
FLG-031	126.00	128.40	2.40	2.68
FLG-032	208.00	209.00	1.00	1.19

Yamana has 20,000 metres of drilling planned for 2010 to continue efforts at these two new areas. At CLX2, 10,000 metres of infill drilling is planned to focus on upgrading the mineral resource and 10,000 metres of exploration drilling is planned for extending Lagoa do Gato.

Objectives at Fazenda Brasileiro for 2010:
•	Continue to extend the Lagoa do Gato mineral resource
•	Further extend the mine life at Fazenda Brasileiro
•	Continue defining new near mine targets
•	Upgrade mineral resources to support future production

Jacobina, Brazil
Exploration at Jacobina in 2009 focused on near mine efforts and has provided a promising new discovery.   Although most of the proven and probable mineral reserves at Jacobina are in areas that are comparatively lower grade, exploration upside is in areas with grade higher than the current mine grade.  With the discoveries in 2009, exploration efforts in 2010 will be to more aggressively pursue higher grade areas of mineralization for future mining.

A structural and stratigraphic analysis undertaken in 2008 concludes that the Serra da Lagartixa area (Lagartixa Hill), located 2.5 kilometres from the mine site, possibly consists of the north continuity of the Canavieiras Block displaced by a main listric fault (See Map C). Canavieiras is the most significant resource of the Jacobina Mine and the possibility that it continues to the north opens important exploration upside for this mine.

The Lagartixa Block is 1,500 metres long with 300 metres of outcropping mineralized conglomerate reef confirmed by old artisanal mining workings and chip samples. This reef is thought to be the reef called Maneira, which represents the topmost reef of Canavieiras.

Three holes have been completed to date and the positive results to date are confirming the continuity of the Maneira Reef 700 metres down dip and 600 metres along strike (See Map D). More drilling is necessary to confirm if there is a gap along such continuity.  Yamana considers these results significant and will concentrate most of 2010 on near mine drilling in this target.

Following are the significant Serra da Lagartixa intersections to date:

HOLE	From (m)	To (m)	Length (m)	Gold Grade (g/t)
LGX-02	801	804	3	6.03
LGX-03	216.5	217	0.5	3.14
	234.72	235.2	1	5.17

Objectives at Jacobina for 2010:
•	Upgrade most of the inferred mineral resource to the measured and indicated category
•	Rapidly accelerate the definition of higher grade areas by 2012
•	Continue to focus on Canavieiras to develop Canavieiras North
•	Regional development and identification of new ore bodies in a regional exploration plan between Jacobina and Pindobasu

Pilar, Brazil
In April 2009, Yamana delivered an update to Pilar’s inferred mineral resource estimate of 12.6 million tonnes grading 3.61 g/t gold containing 1.4 million gold ounces, which was a substantial increase in inferred mineral resource of 51% and a grade increase of 48% year over year.

In 2009, Yamana completed 26,000 metres of infill drilling spacing 50x50 metres and 7,000 metres of exploration drilling. The Company also commenced construction of an exploration ramp to determine the continuity of grade.

Drilling in 2009 was focused on extending the main Jordino mineralization down dip and the Company continues to report positive results. The following extension drilling results, plus the results presented in the previous June 2009 news release, continue to show positive drill intercepts between 100 and 300 metres down dip from the mineral resource update provided in April 2009 (See Map E). A total of 12,000 metres of extension drilling has been completed since the last mineral resource and best intersections since the June 2009 news release are summarized below:

HOLE	From (m)	To (m)	Length (m)	Gold grade (g/t)
JD123	353	357	4	6.67
	353	354	1	19.95
	379	380	1	5.65
	390	391	1	3.23
JD125	307	309	2	3.02
	272.32	275	2.68	2.28
	272.32	273	0.68	6.56
JD126	270.66	276	5.34	3.48
	273	274	1	14.25
JD129	300	300.87	0.87	8
	319	320	1	3.1
	345	346	1	16.35
JD213	167	168	1	2.09
	171	172	1	2.81
	203	204	1	4.52
	215	216	1	4.21
JD216	251.22	251.93	0.71	3.4
	280	281.23	1.23	24.6
JD222	57.98	58.75	0.77	263
	62	63	1	2.97
	202.89	205.49	2.6	2.74
	204.96	205.49	0.53	3.43
	215.72	217	1.28	4.29

The drilling program for 2010 includes 18,000 metres of extension drilling, of which 50% is expected to be completed by the end of the first quarter of 2010. Drilling continues to be at the main high grade Jordino deposit and the area between Jordino and Tres Buracos as it continues to appear open down plunge and along strike.

Objectives for Pilar in 2010:
•	Upgrade inferred mineral resource to the indicated category
•	Determine continuity of grade
•	Increase total overall mineral resource.

Caiamar, Brazil
Since its purchase in July 2009, Yamana has completed 28 holes totaling 14,000 metres of exploration drilling at the Caiamar target.

Caiamar is located approximately 38 kilometres from Yamana’s Pilar project and just east of the Crixas Greenstone Belt, in the northern portion of a regional Shear Zone within the Guarinos Greenstone Belt. Mineralization consists of arserno-pyrite rich quartz breccias hosted in metagraywacke layers.

A total of US$3.4 million has been budgeted for regional exploration and 25,000 metres of drilling at Caiamar. The objective of the drill program for the first year will be to assess the potential of the deposit and evaluate the regional potential inside the Caiamar concessions, in addition to defining the ore bodies.

Drilling to date has confirmed the occurrence of mineralized shoots along an area of 2.5 kilometres length and 700 metres wide. The holes CA-007, CA-004 and CA-014 have already confirmed the continuity of central mineralized shoot 500 metres down dip (Map F). Positive drilling intersections to date are summarized as follows:

HOLE	From (m)	To (m)	Length (m)	Gold grade (g/t)
CA-001	391.50	392.00	0.50	1.94
	394.00	394.50	0.50	1.43
	414.00	414.50	0.50	1.37
CA-002	375.00	376.00	1.00	1.13
	397.00	399.00	2.00	1.64
	418.84	419.60	0.76	2.09
CA-003	679.35	680.36	1.01	1.68
CA-004	614.00	614.50	0.50	4.74
CA-006	242.00	243.00	1.00	1.9
	260.58	262.24	1.66	1.43
CA-007	554.71	555.21	0.50	5.94
	556.23	556.72	0.49	7.52
CA-011	369.00	370.00	1.00	5.83
	397.00	399.00	2.00	1.23
CA-013	410.52	411.00	0.48	1.12
	465.46	466.00	0.54	3.14
	469.00	469.50	0.50	2.11
	471.47	471.92	0.45	1.32
CA-014	564.30	565.00	0.70	2.00
	569.00	570.00	1.00	3.04
CA-022	146.00	147.00	1.00	2.69
	256.00	257.00	1.00	6.28
CA-023	393.00	394.00	1.00	1.50
CA-025	487.00	488.00	1.00	0.96
CA-040	573.09	573.59	0.50	3.36
	573.59	574.09	0.50	2.04
	575.07	575.55	0.48	2.36
	575.55	576.00	0.45	2.68
CA-082-A	161.00	162.00	1.00	1.19
	217.09	218.00	0.91	2.54
	230.00	231.00	1.00	0.98
CA-093	220.00	220.50	0.50	7.99
CA-105	93.00	94.00	1.00	1.25
	151.00	151.50	0.50	9.26
CA-107	156.50	157.00	0.50	7.99
	215.35	215.84	0.49	1.61
	223.06	223.85	0.79	1.14
	242.00	242.50	0.50	13.6
CA-120	244.00	244.50	0.50	2.02
	277.20	278.00	0.80	3.12
	283.00	283.50	0.50	1.29
	291.48	292.00	0.52	5.28
	293.50	294.00	0.50	7.23

A total of approximately 15,000 metres of drilling has been completed in 2009 with a total of 15,000 metres planned for 2010.

Objectives for Caiamar in 2010:
•	Confirm mineral resource based on historical drilling through infill drilling
•	Provide a mineral resource estimate by mid-2010
•	Provide a subsequent update to the mid-year mineral resource estimate by extension drilling by the end of 2010

ARGENTINA

Salamanca - Gualcamayo, Argentina
Exploration efforts continued at the Salamanca area located approximately 10 kilometres north of Yamana’s Gualcamayo gold mine within the Gualcamayo mine area in Argentina.

Yamana recently completed a core drilling campaign comprised of 17 drill holes for a total of 3,000 metres concentrating on the Salamanca mineralized tensional gash. The high-grade gold values encountered support the interpretation that the main intercepted structure might continue deeper and maintain the robust gold tenor.

Results to date continue to compare favourably to results from the three known mineral deposits at Gualcamayo, which have mineral resource grades of 1.08 g/t gold at QDD, and 2.6 g/t gold at both QDD Lower West and AIM. The sediment hosted mineralization at Salamanca is consistent with the other known mineral deposits at Gualcamayo. New results, in addition to those released on September 30, 2009 include (See Map G and H):

HOLE	From (m)	To (m)	Interval (m)	Gold grade (g/t)
09S-01	42	72	30	1.72
	80	108	28	1.03
	80	96	16	1.4
09S-02	41	92	51	1.1
	41	54	13	2.22
	85	92	7	1.61
09S-03	80	132.75	52.75	2.9
	98	130	32	4.07
09S-10	43.3	62	18.7	1.01
	137	148	11	1.08
09S-14	24.3	88	63.7	1.1
	34	42	8	2.14
	50	62	12	1.24

A subsequent 2,000 metre drill program is scheduled to commence in early 2010 and will continue to explore the deeper levels as well as to test the strike continuation of the mineralized dilational bend at Salamanca.

These drilling results continue to confirm Yamana’s view that Salamanca represents an important source of further gold ounces for Gualcamayo with the potential to extend the mine life.  These results will be used to support a mineral resource estimate in the first half of 2010.

Objectives for Gualcamayo in 2010:
•	Drill program of 2,000 metres of drilling at Salamanca
•	Provide a mineral resource estimate for Salamanca in the first half of 2010
•	Extend the QDD Lower West high grade deposit along strike and down plunge
•	Expand the resource at QDD Lower West through upgrading inferred mineral resource ounces to the measured and indicated category and adding new ounces

CHILE

El Peñón, Chile
Exploration efforts in 2009 were principally focused on replacing ounces at El Peñón and focusing on new areas of mineralization for exploration. With that objective completed, 2010 exploration will focus on extending the known deposits, infill drilling to upgrade certain inferred mineral resources to the indicated resource category and a broader regional exploration program.  The 2010 exploration program is to include 69,500 metres of exploration drilling and 24,550 metres of infill drilling with a budget of US$18.4 million, US$5.8 million higher than the original budgeted amount for 2009.

Objectives for El Peñón in 2010:
•	Upgrade 500,000 gold equivalent ounces to the indicated mineral resource category
•	Identify 500,000 ounces of new mineral resource
•	Identify new vein zones that can sustain a longer mine life

Minera Florida, Chile
In 2009, two new zones of mineralization were discovered, Centenario and Polvorin.

At Centenario, 49 diamond drill holes totaling 7,594 metres were completed and outlined mineralization along a strike length of 250 metres and a dip length of 100 metres.  The mineralization consists of quartz veins, veinlets and stockworks in andesite flows with widths varying from 0.25 to 8 metres but averaging between 1 and 3 metres.

At Polvorin, 43 diamond drill holes totaling 8,090 metres have outlined mineralization along 400 metres of strike length and up to 200 metres of dip length with an average width of approximately 2.0 metres.  The mineralization is typified by zones of hydrothermal breccia with zones of massive quartz veins.  Sulphide mineralization consists of disseminations of pyrite, sphalerite and magnetite with traces of galena.

The results from the drill program include (See Map I, J and K):

CENTENARIO VEIN
HOLE	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn (%)	AuEq (g/t)
ALH0075	293.2	298.35	5.15	11.39	17	2.21	12.13
ALH0664	123.95	128.00	4.05	2.54	17	1.50	3.11
ALH0666	44.23	45.89	1.66	1.51	2	0.09	1.56
ALH0667	48.44	53.11	4.67	2.26	9	0.17	2.42
ALH0669	126.9	136.20	9.30	9.53	13	0.67	9.86
ALH0670	40.83	43.16	2.33	15.91	12	0.35	16.14
ALH0675	79.45	88.84	9.39	6.94	12	1.21	7.38
ALH0677	71.36	77.09	5.73	5.07	13	1.06	5.49
ALH0686	150.74	164.39	13.65	9.02	18	0.76	9.45
ALH0691	109.68	113.78	4.10	9.66	10	0.59	9.93
ALH0695	99.64	101.78	2.14	4.91	11	0.92	5.27
ALH0698	99.98	102.50	2.52	6.65	4	0.88	6.91
ALH0700	133.08	133.33	0.25	1.08	1	0.39	1.18
ALH0704	170.36	181.01	10.65	5.18	14	0.83	5.56
ALH0708	153.4	154.36	0.96	2.12	4	0.30	2.24
ALH0711	50.41	52.60	2.19	2.41	2	0.06	2.45
ALH0714	40.18	41.24	1.06	4.96	30	0.25	5.43
ALH0716	83.23	92.55	9.32	5.14	13	0.68	5.47
ALH0717	90.44	107.66	17.22	1.29	10	0.95	1.64
ALH0719	165.86	167.84	1.98	15.99	21	2.03	16.75
ALH0722	94.84	95.22	0.38	2.59	5	0.19	2.71
ALH0726	173.72	174.15	0.43	1.96	1	0.03	1.98
ALH0729	119.56	123.80	4.24	5.54	9	0.49	5.77
ALH0732	139.87	144.50	4.63	1.00	5	0.21	1.13
ALH0736	96.76	98.62	1.86	2.16	5	0.73	2.40
ALH0739	159.78	166.50	6.72	11.14	179	1.05	13.84
ALH0751	104.87	105.85	0.98	11.84	14	0.72	12.20
ALH0754	108.78	114.64	5.86	2.96	7	1.39	3.37
ALH0758	94.15	95.51	1.36	1.26	6	0.40	1.42
ALH0760	80.02	82.36	2.34	9.52	18	1.09	10.01
ALH0763	76.34	79.82	3.48	1.04	2	0.94	1.28
ALH0766	58.69	61.48	2.79	1.15	6	2.42	1.77
ALH0796	103.8	105.71	1.91	3.19	10	0.66	3.47
ALH0802	110.3	113.41	3.11	2.12	5	0.55	2.32
ALH0809	166.54	166.92	0.38	3.03	361	0.46	8.11
Au Eq = Au + (Ag/72.6) + (Zn/4.4)

POLVORIN VEIN
Hole	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	AuEq (g/t)
ALH0006	217.56	224.95	7.39	5.50	9	1.66	6.00
ALH0008	386.95	390.78	3.83	3.43	7	1.61	3.90
ALH0210	26.71	31.50	4.79	5.71	17	1.69	6.33
ALH0672	198.18	199.58	1.31	7.95	8	2.76	8.68
ALH0674	201.51	203.76	2.25	11.60	49	1.94	12.71
ALH0676	189.27	190.90	1.63	9.08	12	1.59	9.60
ALH0678	199.88	202.57	2.69	5.91	12	2.50	6.64
ALH0681	199.17	202.81	3.64	7.53	17	0.73	7.93
ALH0689	132.74	133.92	1.18	7.33	1293	1.15	25.40
ALH0707	187.93	188.63	0.70	1.73	14	0.12	1.95
ALH0712	100.32	101.61	1.29	2.13	11	1.25	2.57
ALH0715	207.89	210.09	2.20	4.55	24	3.21	5.61
ALH0720	195.93	198.00	2.07	5.94	6	0.33	6.10
ALH0723	232.17	232.92	0.75	2.13	5	0.40	2.29
ALH0788	229.47	230.40	0.93	2.86	7	4.08	3.87
ALH0794	205.77	206.25	0.48	5.80	7	1.03	6.13
ALH0800	197.55	198.51	0.96	6.85	34	5.20	8.50
ALH0807	96.41	98.20	1.79	4.27	6	0.15	4.40
ALH0810	91.01	93.06	2.05	12.79	9	1.55	13.27
ALH0811	133.01	135.05	2.04	4.33	6	0.43	4.50
Au Eq = Au + (Ag/72.6) + (Zn/4.4)

The exploration program for Minera Florida in 2010 includes 12,900 metres of exploration drilling for near mine targets and 18,000 metres of infill drilling to re-categorize inferred mineral resources to the indicated category.  Multiple veins are to be explored with two new regional targets.  Exploration also continues in the areas surrounding Minera Florida with the objective to identify new ounces.

Objectives for Minera Florida in 2010:
•	Upgrade 150,000 gold equivalent ounces from the inferred mineral resource category to the indicated resource category
•	Identify a minimum of 100,000 ounces of new mineral resource
•	Identify new vein zones that can sustain a longer mine life

OTHER AREAS

Solferino, Colombia
Yamana has recently acquired an exploration concession and project called Solferino located in the district of Anori, in the province of Antioquia in the central part of Colombia.

Solferino is a mesothermal vein system of quartz veins and veinlets, which form a stockwork with a width of more than 20 metres. Previous and more recent underground workings have defined a system with a length of 200 metres and a minimum vertical expression of 70 metres.  Yamana has identified and sampled two main high-grade quartz veins.

Yamana has budgeted approximately US$1.0 million for exploration in 2010 for 5,000 metres of drilling.  The exploration program at Solferino will be focused on defining mineral resource potential.

Colombia remains within Yamana’s geographical focus on stable jurisdictions in the Americas.  Yamana believes Colombia has significant exploration potential.

Upcoming Events:
This press release which is one of a series of announcements to come, will be followed initially by Yamana’s 2010 and 2011 operational outlook and update, results from the Ernesto/Pau-a-pique feasibility study and an update on Agua Rica. The following summarizes the upcoming events:

•	Operational outlook and update: January 2010
•	Ernesto/Pau-a-pique feasibility study: January 2010
•	Update on Agua Rica: January 2010
•	Update to Yamana’s mineral reserves and resources: February 2010
•	Pilar feasibility study: mid-2010
•	Caiamar mineral resource estimate: mid-2010
•	Salamanca mineral resource estimate: H1-2010

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

Qualified Persons
Walter Soechting, P. Geo., Senior Geologist for Yamana Gold Inc. has reviewed and confirmed the data contained within this press release relating to Gualcamayo and Salamanca and serves as the Qualified Person as defined in National Instrument 43-101.

Greg Walker, P. Geo., Senior Geologist for Yamana Gold Inc. has reviewed and confirmed the data contained within this press release relating to Minera Florida and serves as the Qualified Person as defined in National Instrument 43-101.

Sergio Brandão, P. Geo., Senior Geologist for Yamana Gold Inc. has reviewed and confirmed the data contained within this press release relating to Suruca (Chapada), Jacobina, Fazenda Brasileiro, Pilar and Caiamar and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods referenced and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

MAP A: Suruca Target

MAP B: Location of Lagao do Gato, Fazenda Brasileiro

LAGOA DO GATO
Trends & Mineralized levels
YAMANAGOLD
Date : 10/12/2009
Legend
Concluded
On Going
Mineralized Level 01
Mineralized Level 02
Mineralized Level 03
Meters
FAZENDA BRASILEIRO MINE AND LAGOA DO GATO LOCATION
Lagoa do Gato targets
Fazenda Brasileiro Mine
497500
498000
498500
499000
8737000
8737500

MAP C: Location of Lagartixa, Jacobina Mine Complex

500 m
MAIN FAULT
LAGARTIXA HILL
CANAVIEIRAS MINE
JACOBINA PLANT
SERRA DA CANAVIEIRAS
SERRA DA LAGARTIXA
SERRA DO CORREGO
SERRA DA RAINHA
MORRO DA VIUVA
MORRO DO VENTO
MORRO DO VENTO EXTENSÃO
POTENCIAL MORRO DA VIUVA
RIO CANAVIEIRAS
Barragem de rejeito
Vila de Canavieiras
Vila de Itapicuru
PLANTA METALÚRGICA
E=334000
E=335000
E=336000
8759000
8758000
8757000
8756000
8755000

MAP D: Lagartixa Drill Holes

334400
334600
334800
335000
8758800
8758600
8758400
8758200
8758000
529 m
MVA08
LGX03
320 m
750 m
LGX01
LGX02
955 m
Legend
Intrusive Rocks
Rio do Ouro Formation
Serra do Corrego Conglomerates
Serra do Córrego Quartzites
Granite/Gnaise Basement
YAMANA
GOLD INC.
Dec/2009
0 30 60 120 180 240
Meters

MAP E: Pilar - Jordino Drilling Program

651500
652000
652500
653000
653500
8366500
8366000
8365500
8365000
8364500
8364000
JD_128
JD_123
JD_222
JD_216
JD_213
JD_129
JD_210
JD_125

Legend

Drilling

STATUS

A Concluded

Neo Proterozoic

- Araxá meta-Sedimentary Cover

Paleo Proterozoic

- Calcissilicatic rocks
- Chert/Graphite schist
- Chlorite schist/Graphite shist
- Ferruginous Quartzite
- Turmalinite
- Garnet chlorite schist
- Graphite schist
- Anphibolite
- Fesic Intrusives
- Mafic Intrusives
- Pegmatitic gnaiss
- Quarzite
- Sericite schist
- Talc schist
- TTG Suit

YAMANA GOLD INC.	***Pilar Exploration***
	JOT Target
	Jordino Drilling Program
December 2009	

200 100 0 200 Meters

MAP F: Caiamar - Regional Geological Map

CAIEX - REGIONAL GEOLOGICAL MAP
LEGEND
Lithology
Amphibole Graywackes
Anfibolite
Coarse Graywackes
Fine Graywackes
Fine Graywackes and GX Intercalated
Graphite Schists (GX)
Magnetite Graywackes
Mineralized Zones
Laminated Schists
Sericitic Graywackes
BIF
Qz-Turmalinites
Roads
Drainages
CAIEX_Status Driling
Concluded
Interrupted
0
250
500 m
YAMANAGOLD
December 10, 2009
629000
629500
630000
630500
631000
631500
632000
632500
8383000
8382500
8382000
8381500
8381000
CA082A
CA093
CA106
CA107
CA120

MAP G: Salamanca - 2009 Drilling Program New Results

Salamanca Project
2009 Drilling Program
New Results
Red Beds(Tc)
Red Beds
(Tc)
Red Beds
(Tc)
Porphyry
Porphyry
Porphyry
Cambrian
Carbonates
Cambrian
Carbonates
51 m @ 1.1 g/t Au
52.7 m @ 2.9 g/t Au
30 m @ 1.7 g/t Au
63.7 m @ 1.1 g/t Au
18.7 m @ 1.1 g/t Au
09-S-02
09-S-03
09-S-01
09-S-14
09-S-10
N
50
Metros
2534300
2534400
2534500
6725000
6724900
6724800

MAP H: Salamanca - 2009 Drilling Program Main Significant Intercepts

Map I: Minera Florida - Alhue Vein System - Polvorin and Centenario Location

Map J: Alhue Vein System - Centenario Vein Drill Holes Location

Map K: Alhue Vein System - Polvorin Vein Drill Holes Location

Veta Polvorin
ALH0007
ALH0681
ALH0723
ALH0689
ALH0800
ALH0715
ALH0674
ALH0816
ALH0805
ALH0718
ALH0812
ALH0794
ALH0821
ALH0808
ALH0008
ALH0006
ALH0082
ALH0783
ALH0720
ALH0820
ALH0817
ALH0672
ALH0696
ALH0813
ALH0815
ALH0834
ALH0096
ALH0094
ALH0703
ALH0273
ALH0022
ALH0271
ALH0828
ALH0826
ALH0807
ALH0811
ALH0788
ALH0003
ALH0207
ALH0106
ALH0264
ALH0192
ALH0244
ALH0228
ALH0197
ALH0210
ALH0247
ALH0242
ALH0250